UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Kul Beverages LLC

Legal status of Issuer:

       Form:

       LLC

       Jurisdiction of Incorporation/Organization:

       Wisconsin

       Date of Organization:

       October 16, 2019

Physical Address of Issuer:

W6045 845th Avenue, River Falls, WI 54022, United States

Website of Issuer:

https://www.kulmocks.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$250,000

Deadline to reach the Target Offering Amount:

April 22, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1 full-time employee.

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$158,682	$0
Cash & Cash Equivalents	$13,752	$0
Accounts Receivable	$15,493	$0
Short-term Debt	$27,703	$0
Long-term Debt	$0	$0
Revenues/Sales	$131,458	$0
Cost of Goods Sold	$78,946	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(46,681)	$(35,303)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 1, 2022

Kul Beverages LLC

Kul Mocks

Up to $250,000 of Crowd SAFE (Simple Agreement for Future Equity)

Kul Beverages LLC ("Kul Mocks**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$50,000	$3,000	$47,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$250,000	$15,000	$235,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website athttsp://www.kulmocks.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Kul-Beverages

The date of this Form C is February 1, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Kul Beverages LLC sells ready-to-drink, hand-crafted mocktails using simple ingredients and natural flavors. The Company offers three (3) flavors of mocktails: Mock Mule, Strawberry Mock-arita and Blackberry Mock-jito. The Company was formed in Wisconsin as a limited liability company on October 16, 2019.

The Company is located at W6045 845th Avenue, River Falls, WI 54022, United States.

The Company's website is https://www.kulmocks.com.

The Company is headquartered and qualified to conduct business in Wisconsin. The Company also sells its products through the Internet and throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Kul-Beverages (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	250,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Maximum Individual Purchase Amount	$50,000[+]
Offering Deadline	April 22, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 26.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. The Company experienced delays in production and in the procurement of necessary ingredients and materials due to the pandemic. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of governors, and key employees.

We are dependent on our executive officers, board of governors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of governors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, governors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what nonaffiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Securities, Investors directly or beneficially would receive CF Shadow Securities in the form of units of Series B-CF Shadow Preferred Securities and such shares would be required to be subject to a proxy that allows a designee to vote their units of Series B-CF Shadow Preferred Securities consistent with the majority of the Series B Preferred Securities holders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Kul Beverages LLC sells KUL MOCKS, ready-to-drink, alcohol free cocktails prepared with simple ingredients and natural flavors. Each ready-to-drink mocktail comes in a trendy 12 ounce sleek can and is infused with spirit notes that mimic the classic cocktail experience. Traditional mocktails are loaded with sugar, but KUL MOCKS blend just a touch of real cane sugar with natural sweeteners like stevia, and monk fruit, making them 50 calories or less without sacrificing any taste. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free, contain nothing artificial, and are 0.00% ABV. The Company's award winning mocktails come in three delicious flavors: Strawberry Mock-arita, Mock Mule, and Blackberry Mock-jito.

Business Plan

The Company plans to significantly expand its business by creating operational efficiencies, increasing sales and marketing and investing in product development. The Company aims to achieve profitability by the last quarter of 2022. The capital we raise here will empower us to purchase inventory at better pricing, expand our product development, increase sales and marketing efforts and improve operational efficiency and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
KUL MOCKS – 3 flavors: **1. Strawberry Mock-arita** **2. Mock Mule** **3. Blackberry Mock-jito**	Ready-to-drink craft mocktail ordered individually or in variety packs	Direct-to-Consumer through www. kulmocks.com and on Amazon (approximately 20% of sales) and Direct-to-Distributor, primarily beer distributors, across the U.S. We currently have distributors in WI, MN, WA, CO, UT, TX, NJ, CT, RI and NC (approximately 80% of sales).

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality and value are also important differentiating factors.

The Company's major competitors are as follows: (i) Spirity Cocktails, which is crafted from spirits made from distilled tea; (ii) Mingle Mocktails, which are premium non-alcoholic sparkling mocktails; (iii) Mocktails, which are a premium brand of ready to drink, alcohol free cocktails; (iv) NOPE, which is a premium cocktail alternative crafted with complex fruit and herbal flavors; (v) Lyre's RTD's, which are non-alcoholic beverages for the mindful drinker; (vi) ABV Curious Elixirs, which are handcrafted booze free mocktails made with organic ingredients and no added sugar; (vii) Kin, a new category of functional, non-alcoholic beverages to balance body, mind and spirit; and (viii) DRY, which offers a curated selection of non-alcoholic wine, spirits, cocktail alternatives.

What sets KUL MOCKS apart from some of our major competitors is that our competitors use more sugar in their mocktails, many are not 0.00% ABV, they have a higher caloric content, their cans or bottles are smaller in size, and some have adaptogens which are not safe to consume.

Customer Base

Our current customer base is 75% female and 25% male, between the ages of 22-25 years old. The KUL MOCKS brand has attracted mindful drinkers, individuals trying to reduce alcohol consumption, expectant mothers, as well as those individuals who can't or prefer not to drink alcohol. We target those customers who are simply taking a night off from drinking, planning to be the designated driver, have a big meeting in the morning, have various responsibilities, or just wish to socialize without the effects of alcohol.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,155,307	"KUL MOCKS"	Standard Character Mark	December 28, 2019	September 15, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.kulmocks.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$15,000
Inventory and Operational Efficiency (1)	64%	$16,000	64%	$160,000
Sales and Marketing (2)	20%	$5,000	20%	$50,000
Product Development (3)	10%	$2,500	10%	$25,000
Total	**100%**	**$25,000**	**100%**	**$250,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We plan to use these proceeds towards the (a) purchase of printed cans which must be ordered in truckload quantities and paid for in full up front (and which will provide cost of goods savings of approximately 20%), (b) the development of larger scale productions runs, and (iii) the creation of new variety packs.

(2) We will use proceeds for sales team fees, brand samplings, graphic and promotions, and business development fees.

(3) We will use a smaller portion of the proceeds for the development of new SKU's.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Danielle Goss	President, CEO, Governor, and Co-Founder	President, CEO and Governor, and Co-Founder of Kul Beverages LLC, 2019 – Present Responsible for sales, operations, and general CEO responsibilities Corporate Wellness Consultant of Driven Wellness LLC, 2016 – 2021 Responsible for all consulting and management services provided to employers seeking to create or improve upon employee wellness programs. Align with organizations who aim to keep their employee healthy, happy and alive!	Mayo School of Health Sciences, MSHS Dietetic Internship Program, 2014; University of Wisconsin-Stout, B.S., Dietetics, 2013
Nathaniel Goss	Treasurer, Governor and Co-Founder	Treasurer, Governor and Co-Founder of Kul Beverages LLC, 2019 – Present Responsible for reviewing financials with contract CPA and the Company's CEO and attending important business meetings as needed. Packing Account Manager of Greater Northern Corporation, 2016 - Present Responsible for sales growth and account management	University of Wisconsin-Stout, B.S., Packaging, 2013

Biographical Information

Danielle Goss: Danielle is the CEO and Co-Founder of the Company. Her passion for health, wellness and nutrition started as a teenager. Danielle obtained a B. S. in Dietetics from the University of Wisconsin – Stout in 2013. She was accepted into the prestigious dietetic internship program at Mayo Clinic in Rochester, Minnesota and started the program in the Fall of 2013. After completing the program in 2014, she passed the board exam and became a Registered and Licensed Dietitian. After passing the board exam, Danielle worked as a Nutrition Coach with LifeTime Fitness and then spent nearly 3 years working as a contract Senior Wellness Coordinator at Blue Cross Blue Shield corporate in Minnesota. Danielle always has had an entrepreneurial spirit and a passion for helping people live their best lives. In the Summer of 2016, she started a corporate employee wellness business, Driven Wellness LLC, where she helps companies develop and build impactful employee health and wellness programs. As of 2021, Danielle no longer works with clients at Driven Wellness and solely spends her time as CEO of the Company building the KUL MOCKS brand.

Nathaniel Goss: Nate is the Treasurer and Co-Founder of the Company. He also attended college at the University of Wisconsin – Stout where he met his wife Danielle. Nate completed an internship with Miller Coors during college and earned a Bachelor of Science degree in Packaging in the Spring of 2013. Post-college, he has spent time working with large corporations including Cummins Power Generation and EcoLab as a packaging engineer. Since 2016, Nate has worked for Great Northern Corporation as a Packaging Account Manager. He supports the Company by reviewing financials with the CEO and attending important business meetings as needed.

Indemnification

Indemnification is authorized by the Company to governors, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee. The Company also utilizes independent consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity interests consists of 1,000 common membership units (the "**Common Membership Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000 Common Membership Units will be issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Common Membership Units
Amount Outstanding	1,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units at a later date. The issuance of such additional Membership Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any Outstanding Options, Safes, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note from Company Founders
Creditor	Danielle and Nate Goss
Principal Amount Outstanding	$30,000
Interest Rate and Amortization Schedule	1.12%
Description of Collateral	Unsecured
Maturity Date	March 13, 2022

Type	Promissory Note from Company Founders
Creditor	Danielle and Nate Goss
Principal Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	1.12%
Description of Collateral	Unsecured
Maturity Date	March 22, 2022

Type	Promissory Note from Company Founders
Creditor	Danielle and Nate Goss
Principal Amount Outstanding	$30,000
Interest Rate and Amortization Schedule	1.12%
Description of Collateral	Unsecured
Maturity Date	April 7, 2022

Type	Promissory Note from Company Founders
Creditor	Danielle and Nate Goss
Principal Amount Outstanding	$35,000
Interest Rate and Amortization Schedule	1.12%
Description of Collateral	Unsecured
Maturity Date	May 18, 2022

Type	Revolving Business Credit Line Royal Credit Union
Principal Amount Outstanding	$50,000
Interest Rate and Amortization Schedule	Prime Rate + 3.75%
Description of Collateral	Secured
Maturity Date	August 15, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Danielle Goss	614 Common Membership Units	61.4%
Nathaniel Goss	290 Common Membership Units	29.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Kul Beverages LLC (the "**Company**") was formed on October 16, 2019 under the laws of the State of Wisconsin, and is headquartered in River Falls, WI.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of January 31, 2022, the Company had an aggregate of $50,596 in cash and cash equivalents, including accounts receivable, leaving the Company with approximately 7 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Membership Units	N/A	614	N/A	October 16, 2019	Section 4(a)(2)
Common Membership Units	$164,750	386	General Working Capital	February 19, 2020; February 23, 2020; February 25, 2020; February 28, 2020	Wisconsin Statute §551.202(24)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Danielle Goss, the Company's CEO, Governor and Co-Founder, and Nathaniel Goss, the Company's Treasurer, Governor and Co-Founder, have provided four unsecured loans to the Company in 2021 totaling $100,000. The loan details are as follows: (i) $35,000 on May 18, 2021 and due on May 18, 2022; (ii) $30,000 on September 13, 2021 and due on March 13, 2022; (iii) $5,000 on September 22, 2021 and due on March 22, 2022; and (iv) $30,000 loaned on October 7, 2021 and due on April 7, 2022. Each loan bears a 1.12% interest rate.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $200,000 by offering to sell up to $200,000 in securities, including but not limited to membership units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $50,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount as of the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding units of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) units of equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity interests that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Equity Interests or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the

Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units of equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers (or directors if the Company subsequently becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the units of equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determine in good faith that delivery of equity interests to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Danielle Goss
_____
(Signature)

Danielle Goss
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Danielle Goss
_____
(Signature)

Danielle Goss
_____
(Name)

Governor
_____
(Title)

February 1, 2022
_____
(Date)

/s/Nathaniel Goss
_____
(Signature)

Nathaniel Goss
_____
(Name)

Governor
_____
(Title)

February 1, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

KUL BEVERAGES LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Kul Beverages LLC
River Falls, Wisconsin

We have reviewed the accompanying financial statements of Kul Beverages LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 2, 2021
Los Angeles, California

KUL BEVERAGES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	13,752	$	-
Account receivables, net		15,493		-
Inventories		119,178		-
Vendor Deposits		10,259		-
Total current assets		158,682		-
Total assets	$	158,682	$	-
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit cards	$	1,511	$	-
Line of Credit		16,000		-
Accrued Expenses		10,192		-
Total current liabilities		27,703		-
Total liabilities		27,703		-
MEMBERS' EQUITY				
Members' equity		130,979		-
Total members' equity		130,979		-
Total liabilities and members' equity	$	158,682	$	-

See accompanying notes to financial statements.

KUL BEVERAGES LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	131,458	$	-
Cost of goods sold		78,946		-
Gross profit		52,512		-
Operating expenses				
General and administrative		69,713		27,655
Sales and marketing		29,532		7,648
Total operating expenses		99,245		35,303
Operating income/(loss)		(46,733)		(35,303)
Interest expense		38		-
Other Loss/(Income)		(89)		-
Income/(Loss) before provision for income taxes		(46,681)		(35,303)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(46,681)**	$	**(35,303)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—October 16, 2019	$ -
Members' contribution	35,303
Net income/(loss)	(35,303)
Balance—December 31, 2019	$ -
Members' contribution	$ 177,660
Net income/(loss)	(46,681)
Balance—December 31, 2020	$ 130,979

See accompanying notes to financial statements.

KUL BEVERAGES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(46,681)	$	(35,303)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acount receivables		(15,493)		-
Inventories		(119,178)		
Vendor deposit		(10,259)		-
Credit cards		1,511		
Other current liabilities		10,192		-
Net cash provided/(used) by operating activities		**(179,908)**		**(35,303)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		177,660		35,303
Borrowing on Line of Credit		16,000		-
Net cash provided/(used) by financing activities		**193,660**		**35,303**
Change in cash		13,752		-
Cash—beginning of year		-		-
Cash—end of year	$	**13,752**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	38	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kul Beverages LLC was formed on October 16, 2019 in the state of Wisconsin. The financial statements of Kul Beverages LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in River Falls, Wisconsin.

The company created KUL MOCKS brand with no or low alcohol. Hand-crafted with simple ingredients and natural flavors, KUL MOCKS ready-to-drink alcohol free cocktails were launched to the market in July 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

KUL BEVERAGES LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale KUL MOCKS beverages to the final customers.

Cost of sales

Costs of goods sold include the cost of goods sold, freight and delivery, ingredients packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $29,532 and $7,648, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 2, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 119,178	$ -
Total Inventories	**$ 119,178**	**$ -**

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Danielle Goss	61.4%
Nate Goss	29.0%
Ryan and Michelle Gos	1.5%
Jeffrey and Bonnalyn Goss	2.0%
Others	6.1%
TOTAL	**100.0%**

5.   DEBT

Line of Credit

The Company entered into a Line of Credit agreement with Royal Credit Union during fiscal year 2020. The credit facility size $50,000. The interest rate is Indexed rate plus 3.75% per annum. The total outstanding balance as of

December 31, 2020 and December 31, 2019 was $16,000 and $0, respectively. The entire balance is classified as current.

6. RELATED PARTY

On May 18, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $35,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on May 18, 2022.

On September 13, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $30,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on March 13, 2022.

On September 22, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $5,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on March 22, 2022.

On October 7, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross in the amount of $30,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on April 7, 2022.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 2, 2021, the date the financial statements were available to be issued.

On May 18, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $35,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on May 18, 2022.

On August 16, 2021, the company entered into a Business Loan agreement with Royal Credit Union in the amount of $50,000, which represents an increase in comparison to the previous $20,000 approved in 2020.

On September 13, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $30,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on March 13, 2022.

On September 22, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross, in the amount of $5,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on March 22, 2022.

On October 7, 2021, the company issued a Promissory Note to the members, Nathaniel and Danielle Gross in the amount of $30,000. The Note bears an interest rate of 1.12% per annum and has maturity date set on April 7, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has recently commenced operations and has a net operating loss of $46,733, an operating cash flow loss of $179,908 and liquid assets in cash of $13,752, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	KUL MOCKS

Logo	

Headline	Boozeless, NOT BORING! Original hand-crafted cocktails, without the alcohol

Slides	

Tags	Female Founders, B2B, Drink, CPG, Coming soon, Startups

**Pitch
text**

Summary

- Original hand-crafted cocktails, without the alcohol. 0.00% ABV!

- One of the 1st RTDs of its kind in the no- and low- alcohol category

- $400k in lifetime sales as of Oct. 2021 (Launched July 2020)

- Projected sales of $1.5 million+ by 2023

- Retail partners: Amazon, Total Wine, Festival, Woodman's, HyVee, Harmons

- Featured on Forbes, ABC, NBC and CBS News

Problem

The emerging no- and low- alcohol category continues to see rapid growth

The top spots for non-alcoholic beer, wine, and spirits are taken. Who will be the market leader for zero proof RTD cocktails?

A relatable story...

Nate and Danielle Goss were overjoyed when they found out they were expecting their first child. As a couple who took pleasure in socializing over cocktails, they began seeking non-alcoholic options for Danielle.

In the process, they quickly realized that booze-free cocktails and ready-to-drink mocktails were hard to find or non-existent in stores, bars and restaurants. The "non-alcoholic" beers and wines they were able to find still didn't meet Danielle's needs as many of these options still contained small amounts of alcohol. Likewise, other options including soda and sparkling water didn't fill the void of having social cocktails with family and friends.

For all of these reasons, Danielle—also a Registered Dietitian by trade—spent the summer and fall of 2019 creating her own mocktails from scratch.


"How isn't there anything out there like this? Is it too much to ask?"
Danielle Goss
CEO & Co-Founder
KUL MOCKS
KUL MOCKS

Danielle relates, "All I wanted was for Nate to be able to head to the local store, grab a 6-pack of beer for him and a pack of something that tasted great and gave me the same social experience I'd get from drinking a cocktail, but without the booze. Time and time again I said to Nate, 'How isn't there anything out there like this? Is it too much to ask?'"

After conducting extensive market research, doing focus groups and consulting beverage industry experts, they found the demand for 100% booze-free options extended well beyond pregnant women. In fact, they learned that the world's continued focus on health and wellness has created a new group of consumers who classify themselves as "mindful drinkers," fueling the demand for low- and no-alcohol beverages.

These findings validated Nate and Danielle's business concept. With the support of close family and friends, they began formulating beverages for the KUL MOCKS brand—just months before becoming a family of 3.

Solution

KUL MOCKS


KUL MOCKS
NON-ALCOHOLIC
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
MOCK MULE
BLACKBERRY MOCK-JITO

We believe that cutting back or passing on alcohol shouldn't make you feel like you can't have a great time. We worked with some of the best flavorists and food scientists in the country to turn the scratch-made mocktails from our kitchen into an emerging craft mocktail business.

KUL MOCKS capitalizes on consumer preferences that have been overlooked for far too long:

- *0.00% alcohol by volume (ABV)*
- *Great taste*
- *A healthier alternative*
- *Convenient—RTD (ready-to-drink)*
- *12 oz. sleek can*


ALL THE EXPERIENCE
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
MOCK MULE
STRAWBERRY MOCK-ARITA
NATURALLY FLAVORED
KUL MOCKS
WITHOUT THE ALCOHOL

Product

The KUL MOCKS experience







KUL MOCKS
ORIGINAL HAND-CRAFTED COCKTAILS
WITHOUT THE ALCOHOL
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
MOCK MULE
STRAWBERRY MOCK-ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)

Hand-crafted with simple ingredients and natural flavors, KUL MOCKS ready-to-drink alcohol free cocktails are flavorful and fun! Each mocktail comes in the popular 12 ounce sleek can and is infused with spirit notes that mimic the classic cocktail experience. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain nothing artificial.

Our award-winning lineup comes in 3 delicious flavors!



KUL MOCKS
STRAWBERRY MOCK-ARITA
MOCK MULE
BLACKBERRY MOCK-JITO



BLACKBERRY MOCK·JITO
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK·JITO
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES PER CAN
MOCK MULE
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
MOCK MULE
NATURALLY FLAVORED
12 OZ. (355 ML)
45 CALORIES PER CAN
STRAWBERRY MOCK·ARITA
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
STRAWBERRY MOCK·ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES PER CAN

CALORIES
50
KUL MOCKS
BLACKBERRY MOCK-JITO
▪ Blackberry, garden fresh mint, and lime juice.
▪ Infused with natural rum flavoring to mimic a traditional mojito.
▪ Sweetened with a touch of real cane sugar and our natural sweet blend of stevia and monk fruit.
▪ Bold, delicious, and only 50 calories!


KUL MOCKS
MOCK MULE
The full Moscow Mule experience, without the hangover.
Great taste of fresh ginger and lime.
A fraction of the sugar and calories found in traditional mules.
No need to grab a bunch of ingredients.
The “go-to” choice you can drink anywhere, anytime!
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
MOCK MULE
CALORIES
45


KUL MOCKS
STRAWBERRY MOCK-ARITA
Refreshing taste of real strawberries and lime.
Infused with agave tequila flavoring to mimic the classic strawberry margarita experience, minus the booze!
A fraction of the sugar and calories found in traditional margaritas.
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
CALORIES
50

How it's made

We turn scratch-made mocktails from our kitchen into ready-to-drink cocktails you can enjoy anywhere, anytime. Here's how we make that happen:

- Strategic partnerships
  We have strategic partnerships with co-packers in the United States. We work closely with them to scale our hand-crafted mocktail recipes for high quantity production and then we batch. *(We have NDAs with the co-packers we work with to keep our recipes a top secret.)*
- Premium ingredients
  We use high quality ingredients, flavor infusions like fresh lime and spirit notes to bring our boozeless, NOT BORING drinks to life!
- 0.00% ABV? You bet!
  Our unique Zero Proof Process (ZPP) incorporates the use of non-ethanol

containing flavor carriers to keep our beverages 100% alcohol free.

How to serve

Well, that's easy! Serve up our MOCKS straight from the can or fancy it up and serve over ice in something fun like a copper mug or a margarita glass. You do it your way—there are no rules.

When to drink

Perfect for weekends on the lake, tailgates, music festivals, hanging with friends and family, or spending time relaxing at home. Convenient and ready-to-drink so you can enjoy on any occasion.

Traction

1,000+ stores & 10 states in just 1 year

KUL MOCKS can be found in over 1,000 stores, 10 states, and numerous on-premise locations—and we have a rapidly growing direct to consumer business.

Sales

We are on track to hit $350,000 for 2021, and plan to double our revenue for 2022 and 2023. We are in hardcore growth mode: building relationships with distributors and retailers to support our national brand expansion.



Retail partners

KUL MOCKS is sold across the following 10 states as of Fall 2021. In 2022, we will be further penetrating these markets and also expanding into new markets.


KUL States
Wisconsin
Minnesota
Utah
Colorado
Washington
New Jersey
North Carolina
Rhode Island
Connecticut
Texas

As revenue grows, brand awareness increases and we gain distribution relationships in new states, KUL MOCKS will become more appealing to larger retailers like Kroeger, Meijer, Target, Whole Foods, and Wegman's where many consumers are already asking for KUL MOCKS.


Retail
ON DISPLAY
Lowes Foods
Total Wine & MORE
piggly wiggly
festival foods
WOODMAN'S MARKETS
EMPLOYEE OWNED
HyVee
EMPLOYEE OWNED
HARMONS
NEIGHBORHOOD GROCER
maceys
happy shopping
amazon
COLD BOX
ON THE SHELF

Placement

Our beverages can be found on display in the cold box next to non-alcoholic beers, and on the shelf in both grocery and liquor stores. Most recently KUL MOCKS has been introduced to on-premise locations, golf courses, festivals and stadiums (like the new Austin, Texas Q2 Stadium).

We are in talks with several event planners, stadium managers and festival buyers. As many of their customers are now drinking in moderation or are wanting to socialize over drinks without the effects of alcohol, they understand the

opportunity—and are welcoming increased check averages and the promotion of consumption with open arms.

Award-winning



PR%F Awards
Sponsored by Delta Sky Club and Food and Beverage Magazine
Women-owned recognition
2 Double Gold Medals
1 Gold Medal
3 Silver Medals
MOCK MULE
BLACKBERRY MOCK·JITO
STRAWBERRY MOCK·ARITA
2021
2020
KUL MOCKS
CRAFT MOCKTAILS

Each of our craft mocktails received high-scoring awards at the 2020 and 2021 PR%F Awards. We also received recognition both years for our uniqueness as a Women-Owned beverage brand.

WBENC-Certified WBE



WOMEN® OWNED
CERTIFIED BY | WOMEN'S BUSINESS ENTERPRISE NATIONAL COUNCIL

KUL MOCKS is certified as a Women's Business Enterprise by the Women's Business Enterprise National Council (WBENC), the nation's largest third-party certifier of businesses owned and operated by women.

We recognize the commitment to supplier diversity that is embraced by corporations and government agencies today and we can add diversity to distributors and retailers nationwide.

Customers

Mindful drinkers want an adult drinking experience from non-alcoholic beverages

Consumers are continuing to prioritize wellness, and being conscious of alcohol intake is an extension of that trend. According to Nielsen data: "Health-conscious Millennials are driving the mindful drinking movement, with 66% making efforts to reduce their alcohol consumption."

KUL MOCKS has attracted mindful drinkers, people cutting back on booze, and expectant mothers, as well as others who simply can't or prefer not to drink alcohol.


Target Audience
KUL MOCKS strongly appeals to:
MINDFUL DRINKERS
People drinking less and moderating how much alcohol they consume
EXPECTANT & NURSING MOTHERS
NON-DRINKERS
People who can't or choose not to drink alcohol
- UNIQUELY CREATED WITH HEALTH AND WELLNESS IN MIND -
CUTTING BACK IS HARD
WE MAKE IT EASY
SOCIALIZE WITHOUT THE SACRIFICE

Taking the night off? Planning to be the designated driver? Big meeting in the AM? Got responsibilities? Want to socialize without the effects of alcohol? Whatever the occasion, KUL MOCKS is breaking down the traditional drinking habits of consumers and keeping the party going.

From the 12oz sleek can to the high quality ingredients and spirit note infusions, the aim is to give consumers all the experience of having a ready-to-drink adult social cocktail—just without the alcohol.


- 0.00% ABV -
KUL MOCKS
COCKTAILS
WHATEVER THE OCCASION
THERE'SA
MOCK
FOR THAT

Raving fans

Launching a brand during a pandemic meant we needed to adapt. We've engaged with consumers across the United States to spread the word about our zero proof cocktails through kulmocks.com, Facebook, Instagram, and TikTok.


KUL Reviews
Our Instagram page @kulmocks features hundred of followers who have shared their love for our craft MOCKS!
Check out the highlights here:
We love our KUL FANS!
"The drinkability allows me to hang out and party all day long and still stay sharp. Even if I want to have 1 or 2 boozy bevs, I have KUL MOCKS to keep the party going and socially drink throughout the day. Total gamechanger!
-Rylie J.
kulmocks
257 Posts
1,904 Followers
717 Following
KUL MOCKS - Craft Mocktails
Wine/Spirits
Original hand-crafted cocktails, without the alcohol. 0.00% ABV, 50 calories or less, gluten free, non-gmo, natural flavors, NOTHING artificial.
www.kulmocks.com
View Shop
Following
Message
Contact
KUL PRESS
KUL FANS
KUL SPOTS
KUL STORES

Cu

Business Model

Multi-channel distribution

We work closely with wholesale beer, wine & spirits distributors to bring the KUL MOCKS experience to retail, hospitality, and beyond.

As a non-alcoholic beverage company, we have the advantage of selling direct-to-consumer (DTC) to anyone in the United States through Amazon and kulmocks.com.


Business Model
Total Wine & MORE
AUSTIN FC
piggly wiggly
HyVee EMPLOYEE OWNED
Direct-store-delivery (DSD)
Contracts with beer, wine & spirits distributors
Grocery stores, liquor stores, bars, restaurants, events, festivals, stadiums
Direct-to-consumer (DTC)
Available for online purchase
KULMOCKS.com and Amazon
amazon
KUL MOCKS

We've invested in multi-channel distribution because of its many benefits, including:

- Improved customer perception
- Increased customer base
- Diversity risk
- Growing into untapped markets
- Greater control over our future

Market

Tapping into a $30B market

“The global market for non-alcoholic drinks is expected to grow to $30 billion by 2025," according to Global Market Insights. As the no- and low- alcohol category continues to thrive, market leaders in beer, wine and spirits are quite clear. With the RTD spot still up for grabs, we are on pace to fill that spot in the category as one of the first ready-to-drink 0.00% ABV craft mocktails on the market.



The moderation movement is picking up speed!

The 2021 IWSR report on the "nolo" category (nolo" meaning no- and low- alcohol) further supports our marketing efforts to appeal to both drinkers and non-drinkers, finding that: "68% of people consuming "nolo" beverages also drink full-strength alcoholic beverages on the same occasion." What does this mean? ***We have tremendous market opportunity with people looking to moderate their alcohol intake (a.k.a. "mindful drinkers").***

Here are some other important statistics to keep in mind:

- *"Nolo" consumption is up in the US despite the pandemic, registering +30% increase in 2020.* **- IWSR**

- *"Dry January" movement is a sign that health and wellness trends are "gaining traction across the world."* **- Forbes**

- *The largest low/no-alcohol gain in the US will be ready-to-drink products, with a Compound Annual Growth Rate (CAGR) of +38.8% by 2022.* **- IWSR**

- *Only 60% of U.S. adults drink alcoholic beverages, down from 65% in 2019. This puts current alcohol consumption on the low end of the range Gallup has recorded over the past two decades.* **- Gallup 2021**

- *Approximately 6 million women are pregnant in the US each year.* **– CDC**

- *Health-conscious Millennials are driving the mindful drinking movement, with 66% (44.7 million consumers!) making efforts to reduce their alcohol consumption.* **- Neilsen**

Competition

Sipping and scanning what's available? KUL MOCKS stands out as the obvious choice.


KUL MOCKS is one of the 1st of its kind to hit the market in the disruptive low and no alcohol category.
✓New category = big opportunity
We are not just another brand on the shelf!

We are the only RTD 0.00% ABV mocktail that is infused with spirit notes, and contains a fraction of the calories and sugar found in traditional mocktails.

Traditional mocktails are loaded with sugar; not KUL MOCKS! We blend just a touch of real cane sugar with natural sweeteners made from stevia and monk fruit —which makes our craft mocktails 50 calories or less without sacrificing any taste. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain **NOTHING artificial!**


A boost in different spirit notes to mimic traditional cocktails!
High Quality Ingredients & Full of Flavor
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO
+ made with REAL cane sugar
Healthier Alternative
Nutrition Comparison (per 12oz. serving)
KUL MOCKS
< 50 calories
< 10 grams sugar
TRADITIONAL MOCKTAILS
300 – 650 calories
50 – 150 grams sugar

Vision

North American brand leader for RTD mocktails by 2023

Imagine heading to your local tavern, grocery/liquor store or showing up at the stadium to cheer on your favorite team. In just a couple of years, guess what... you'll continue to purchase and enjoy your favorite adult beverages. So what will change?

Our vision is to be the North American brand leader for RTD mocktails by 2023. That means regardless of the occasion, and whether you have to watch how much alcohol you drink or you're are skipping on booze completely, KUL MOCKS will be available as an adult social beverage for you to enjoy—anywhere, anytime!

We appreciate your time and consideration and invite you to join us. Invest in KUL MOCKS, and let's help everyone feel a part of the social drinking experience.

We need working capital to achieve our goals

2021 goals

- Gain distribution in at least 10 states (Check!)
- Receive retail chain authorizations (Got some. Time to go get more!)
- Variety packs launching December 2021 (Check!)
- Begin development of 2 new SKUs (Check!)

2022 goals

- Increase margin!

    - Buy printed cans
    - Strategic sourcing

- Launch 2 new SKUs by the summer selling season

Long-term goals

- Become **the** North American flagship brand for ready-to-drink alcohol-free cocktails
- Gain interest from beverage industry conglomerate(s)
- Achieve a company buyout within 3–5 years



Leading with purpose

Our passion extends well beyond the beverages. As we continue to grow and get into the hands of more consumers across the country, we are committed to sharing our success to make a difference.

We're just getting started

We are proud to have been a GOLD SPONSOR of the Sober Mom Squad (SMS). SMS is a Squad of Moms who are exploring an alcohol free lifestyle, already sober, and everything in between!

SMS started during the 2020 pandemic. As a GOLD SPONSOR, we supported Group Coaching Sessions and provided Membership Scholarships to support women on their motherhood journey nationwide.

Anyone can be challenged to have a family, and approximately 1 in 8 couples are affected by infertility in the United States. We're committed to doing our part. During 2021 National Infertility Awareness Week, we sold Mother's Day Gift Packages. 7% of the net proceeds from Mother's Day Gift Packages sold were donated directly to the non-profit organization RESOLVE, The National Infertility Association.

Beyond the beverages, our appetite for making the world a better place is strong—and that is what our **KUL MOCKS Kares** program is all about.

Investors

We conducted a family and friends capital raise back in February of 2020 to help get us through our first production run. Since then, co-founders Danielle and Nate Goss have been bootstrapping the business.

KUL MOCKS is now seeking working capital to achieve growth goals for 2022 and beyond.

Founders



Danielle Goss, CEO & Co-Founder



Nate Goss, Treasurer & Co-Founder

The KUL MOCKS team has been busy. Nate and Danielle recently welcomed their second child into the family and have been working closely with their team on national brand expansion while mixing up new and delicious craft mocktails!

Team

Danielle Goss, RD, LD	CEO & Co-Founder	10+ years nutrition & wellness experience. B.S. Dietetics from UW-Stout, residency Mayo Clinic Rochester and Registered Dietitian (RD). Owner of corporate wellness consulting practice since 2016, now full time beverage entrepreneur.
Nate Goss	Treasurer & Co-Founder (Entrepreneur, packaging engineer with 10+ yrs packaging and sales experience)	

Jason Kane	Industry Expert & Consultant (30+ years beverage industry experience, Founder of multiple brands with successful exits, Former President of Mark Anthony Brands; Mike's Hard Lemonade)	
Paul Kincaid	Sales (Beverage industry expert with 30+ years of experience. Former Gallo Wine & Seagram's Mgmt)	
Jeff Redmon	Business Coach with Breakthrough Impact Group (BiG)	

Perks

$100	Listed as official KUL MOCKS Investor on kulmocks.com 25% off 12-pack Variety Pack at kulmocks.com Quarterly Investor Updates
$250	Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates
$500	Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates 12-ounce sleek can koozies
$1,000	Listed as official KUL MOCKS Investor on kulmocks.com 12-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies
$2,200	Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt
$5,000	Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt
$10,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip

$25,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders
$50,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (24 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders Exclusive invitation to quarterly investor meetings with founding members

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

KUL BEVERAGES LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Kul Beverages LLC, a Wisconsin limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company; and

(ii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Wisconsin, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Milwaukee, WI. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

KUL BEVERAGES LLC
By:
Name: Danielle Goss
Title: Chief Executive Officer
Address: W6045 845th Avenue, River Falls, WI 54022, United States
Email: Danielle.goss@kulmocks.com

INVESTOR:

By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Kul Beverages LLC (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Kul Beverages LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                       Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:

By:
Name:
Date:

EXHIBIT D

Video Transcript

KUL MOCKS – Craft Mocktails

Crowdfunding Pitch Video Script (2021)

NATE
A cocktail without alcohol? What?!

DANIELLE
Well, here's the thing…

- *Sarah is a nurse who is on call all weekend.*
- *Rich is a dad and well-known drummer who doesn't drink alcohol anymore*
- *Stephanie has a hardworking mom of one who moderates her alcohol intake to have present moments with her family.*
- *and finally, a group of college student hanging out and making memories, that they'll actually remember.*

DANIELLE
Hi everyone – I'm Danielle Goss and this is my husband Nate Goss.

NATE
and we're the founders of KUL MOCKS, Craft Mocktails and we believe that cutting back or passing on alcohol shouldn't make you feel like you can't be social and still have a great time.

DANIELLE
Our journey began in the Spring of 2019, when we found out we were expecting our first child. A very special time in our lives. We've always been a social couple who's enjoyed a beverage or two with family and friends, so we set out to find ready-to-drink options that I could enjoy. I didn't want boring options like water or soda, I wanted something that was fun and social, just without the booze. We struck out in finding what I was looking for and ultimately decided to conduct a ton of market research. And what did we find? Well we learned that the demand for non-alcoholic adult beverage options extended well-beyond pregnant women.

Creating KUL MOCKS wasn't just about the beverages, it was about creating the experience of drinking a delicious craft cocktail, just without the alcohol. We worked with some of the best flavorists and food scientists in the country to take our scratch made mocktails from our kitchen and turn that into an emerging craft mocktail business.

NATE
Our award-winning lineup currently comes in 3 delicious flavors:

- The strawberry Mock-arita
- The Mock Mule

- And the Blackberry Mock-jito

Each ready-to-drink mocktail comes in the 12-ounce sleek can and is infused with spirit notes to mimic that classic cocktail experience.

DANIELLE
We brought KUL MOCKS to consumers back in July of 2020. Fast forward to now, we are a family of 4 and year-to-date, KUL MOCKS is sold in over a thousand stores, 10 states, numerous on-premise locations and we have a rapidly growing direct to consumer business.

NATE
The brand has attracted a rapidly growing consumer base. From mindful drinkers or those who are cutting back on alcohol, expectant and nursing mothers, and those who choose not to or cannot consume alcohol depending on their unique situation. Taking the night off? Planning to be the DD? Got things to do in the morning? Whatever the occasion, we've got you covered.

DANIELLE
2022 will be another year of growth for us as we further penetrate current markets, expand into new markets and launch refreshing new products.

We're on a mission to become a market leader in the rapidly growing no and low alcohol category. With recent studies showing 40% of Americans aren't drinking and over half of US adults are currently working on cutting back on alcohol, it's an exciting time to be in the non-alcoholic beverage business. We appreciate your time and consideration and invite you to join us, invest in KUL MOCKS and let's help everyone feel a part of the social drinking experience.

DANIELLE & NATE
Cheers!

<u>KUL MOCKS Review Video</u>

Hi Chris Marshall with Sans Bar.

Back with another product that I'm excited to try, it is KUL MOCKS.

And they've sent us their product today and I'm excited to ah, see what they have to offer so let's get right into it.

This is the Strawberry Mock-arita, and I've never tried these before so I'm going to start right here. And the color is just beautiful. Somehow, they've accomplished a natural looking color without it being kind of too fake or inauthentic. The smell, you can smell fresh strawberries you can smell fresh lime. That's good, that's good. I taste that it's naturally sweet, I don't taste any artificial sweeteners in here. It's also gluten free, a light sparkle with the carbonated water. But overall, this reminds me of a drink you'd have on a hot day. I love that you don't have to do any of the hard work of making your own drink. It's all right here for you in a can.

The next product they have to offer is the Mock Mule. Like the name, and ah, what would a mule be without a copper glass, so I've already got that set up, so let's go ahead and open this one up and I can see the ginger on the can which is always a good sign. So I can smell a little bit of ginger, a little bit of lime. Again, lightly carbonated. Right on, right on. That's perfect, not again, overpoweringly sweet. Let's see, it has 10g of sugar, 45 calories which is well worth it. That's great. That's just fantastic. I just like that it's not overpoweringly strong, because ginger can be a very strong flavor sometimes, it can kind of overwhelm the senses, but this is nice and subtle. Hmm I like that a lot.

The last one is the Blackberry Mock-jito. Again, clever name. So none of these have any artificial sweeteners. Kind of a nice berry flavor. Oh the color, love the color, love the color and I've gone ahead and just anticipated a delicious drink by garnishing it with a little bit of mint, give this a nice stir, and a sip.

That one might be my favorite. Yeah, minty with a nice berry flavor. Yeah I really dig what's happening with this one. So all in all, A being fantastic, F being absolutely horrible. This product gets an A+.

Just a great product. Something that is so easy and accessible. If you're trying to slow or stop your drinking, it's so important to have a product that you can just pick up and take with you to a party, no one has to ask what you're drinking because you already have something in your hand.

So if you're looking for something new to try, KUL MOCKS is a must try.

EXHIBIT E

Testing the Waters Communications

 

Company Name	KUL MOCKS

Logo



Headline   Boozeless, NOT BORING! Original hand-crafted cocktails, without the alcohol.

Slides



Tags

**Pitch
text**

Summary

- Original hand-crafted cocktails, without the alcohol. 0.00% ABV!
- One of the 1st RTDs of its kind in the no- and low- alcohol category
- $400k in lifetime sales as of Oct. 2021 (Launched July 2020)
- Projected sales of $1.5 million+ by 2023
- Retail partners: Amazon, Total Wine, Festival, Woodman's, HyVee, Harmons
- Featured on Forbes, ABC, NBC and CBS News

Problem

The emerging no- and low- alcohol category continues to see rapid gro

The top spots for non-alcoholic beer, wine, and spirits are taken. Who will be the market leader for zero proof RTD cocktails?

A relatable story…

Nate and Danielle Goss were overjoyed when they found out they were expecting their first child. As a couple who took pleasure in socializing over

In the process, they quickly realized that booze-free cocktails and ready-to-drink mocktails were hard to find or non-existent in stores, bars and rest
amounts of alcohol. Likewise, other options including soda and sparkling water didn't fill the void of having social cocktails with family and friends.

For all of these reasons, Danielle—also a Registered Dietitian by trade—spent the summer and fall of 2019 creating her own mocktails from scratc



Danielle relates, "All I wanted was for Nate to be able to head to the local store, grab a 6-pack of beer for him and a pack of something that tasted g
there anything out there like this? Is it too much to ask?'"

After conducting extensive market research, doing focus groups and consulting beverage industry experts, they found the demand for 100% booze
group of consumers who classify themselves as "mindful drinkers," fueling the demand for low- and no-alcohol beverages.

These findings validated Nate and Danielle's business concept. With the support of close family and friends, they began formulating beverages for

Solution

KUL MOCKS

We believe that cutting back or passing on alcohol shouldn't make you feel like you can't have a great time. We worked with some of the be
emerging craft mocktail business.

KUL MOCKS capitalizes on consumer preferences that have been overlooked for far too long:

- *0.00% alcohol by volume (ABV)*
- *Great taste*
- *A healthier alternative*
- *Convenient—RTD (ready-to-drink)*

- *12 oz. sleek can*


ALL THE
EXPERIENCE
NON-ALCOHOLIC
0.00% ABV
KUL MOCK
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY
MOCK-JITO
NATURALLY FLAVORED
WIT

Product

The KUL MOCKS experience


KUL MOCKS
ORIGINAL HAND-CRAFTED COCKTAILS
WITHOUT THE ALCOHOL
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO

Hand-crafted with simple ingredients and natural flavors, KUL MOCKS ready-to-drink alcohol free cocktails are flavorful and fun! Each mocktail con wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain nothing artificial.

Our award-winning lineup comes in 3 delicious flavors!


KUL MOCKS
NON-ALCOHOLIC
KUL MOCKS
STRAWBERRY
MOCK-ARITA


BLACKBERRY
MOCK·JITO
Premium
NON-ALCOHOLIC
— 0.00% ABV —
KUL MOCKS
— ORIGINAL —
CRAFT MOCKTAILS
BLACKBERRY
MOCK·JITO
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES
PER CAN
45


KUL MOCKS
BLACKBERRY MOCK-JITO
▪ Blackberry, garden fresh mint, and lime juice.
▪ Infused with natural rum flavoring to mimic a traditional mojito.
▪ Sweetened with a touch of real cane sugar and our natural sweet blend of stevia and monk fruit.
▪ Bold, delicious, and only 50 calories!
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
CALORIES
50


KUL MOCKS
MOCK MULE
▪ The full Moscow Mule experience, without the hangover.
▪ Great taste of fresh ginger and lime.
▪ A fraction of the sugar and calories found in traditional mules.
▪ No need to grab a bunch of ingredients.
▪ The "go-to" choice you can drink anywhere, anytime!


KUL MOCKS
STRAWBERRY MOCK-ARITA
▪ Refreshing taste of real strawberries and lime.
▪ Infused with agave tequila flavoring to mimic the classic strawberry margarita experience, minus the booze!
▪ A fraction of the sugar and calories found in traditional margaritas.
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
CALORIES
50

How it's made

We turn scratch-made mocktails from our kitchen into ready-to-drink cocktails you can enjoy anywhere, anytime. Here's how we make that happen:

- Strategic partnerships

  We have strategic partnerships with co-packers in the United States. We work closely with them to scale our hand-crafted mocktail recipes for
- Premium ingredients

  We use high quality ingredients, flavor infusions like fresh lime and spirit notes to bring our boozeless, NOT BORING drinks to life!
- 0.00% ABV? You bet!

  Our unique Zero Proof Process (ZPP) incorporates the use of non-ethanol containing flavor carriers to keep our beverages 100% alcohol free.

How to serve

Well, that's easy! Serve up our MOCKS straight from the can or fancy it up and serve over ice in something fun like a copper mug or a margarita glas

When to drink

Perfect for weekends on the lake, tailgates, music festivals, hanging with friends and family, or spending time relaxing at home. Convenient and rea

Traction

1,000+ stores & 10 states in just 1 year

KUL MOCKS can be found in over 1,000 stores, 10 states, and numerous on-premise locations—and we have a rapidly growing direct to consumer

Sales

We are on track to hit $350,000 for 2021, and plan to double our revenue for 2022 and 2023. We are in hardcore growth mode: building relationship



Retail partners

KUL MOCKS is sold across the following 10 states as of Fall 2021. In 2022, we will be further penetrating these markets and also expanding into ne



As revenue grows, brand awareness increases and we gain distribution relationships in new states, KUL MOCKS will become more appealing to lar



Retail
THERE'S A MOCK FOR THAT
ON DISPLAY
Lowes FOODS
piggly wiggly

Placement

Our beverages can be found on display in the cold box next to non-alcoholic beers, and on the shelf in both grocery and liquor stores. Most recently

We are in talks with several event planners, stadium managers and festival buyers. As many of their customers are now drinking in moderation or ar the promotion of consumption with open arms.

Award-winning



PR%F Awards
Sponsored by Delta Sky Club and Food and Beverage Magazine
Women-owned recognition
2 Double Gold Medals
1 Gold Medal
3 Silver Medals
MOCK MULE
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
MOCK MULE
2021
2020

Each of our craft mocktails received high-scoring awards at the 2020 and 2021 PR%F Awards. We also received recognition both years for our uniq

WBENC-Certified WBE



KUL MOCKS is certified as a Women's Business Enterprise by the Women's Business Enterprise National Council (WBENC), the nation's largest thi

We recognize the commitment to supplier diversity that is embraced by corporations and government agencies today and we can add diversity to c

Customers

Mindful drinkers want an adult drinking experience from non-alcoholi

Consumers are continuing to prioritize wellness, and being conscious of alcohol intake is an extension of that trend. According to Nielsen data: "He

KUL MOCKS has attracted mindful drinkers, people cutting back on booze, and expectant mothers, as well as others who simply can't or prefer not

Target Audience

KUL MOCKS strongly appeals to:

 **MINDFUL DRINKERS**
People drinking less and moderating how much alcohol they consume

 **EXPECTANT & NURSING MOTHERS**

 **NON-DRINKERS**
People who can't or choose not to drink alcohol

Taking the night off? Planning to be the designated driver? Big meeting in the AM? Got responsibilities? Want to socialize without the effects of alc

From the 12oz sleek can to the high quality ingredients and spirit note infusions, the aim is to give consumers all the experience of having a ready-t



Raving fans

Launching a brand during a pandemic meant we needed to adapt. We've engaged with consumers across the United States to spread the word ab



KUL Reviews

Our Instagram page **@kulmo**
hundred of followers who hav
love for our craft MOCKS!

Check out the highlights here

We love our KUL FANS!

*"The drinkability allows me to hang out and party all
stay sharp. Even if I want to have 1 or 2 boozy bevs, I
to keep the party going and socially drink throughou
gamechanger!*

Cu

Business Model

Multi-channel distribution

We work closely with wholesale beer, wine & spirits distributors to bring the KUL MOCKS experience to retail, hospitality, and beyond.

As a non-alcoholic beverage company, we have the advantage of selling direct-to-consumer (DTC) to anyone in the United States through Amazon



Business Model

Direct-store-delivery (DSD)
Contracts with beer, wine & spirits distributors

Direct-to-consumer (DTC)
Available for online purchase

We've invested in multi-channel distribution because of its many benefits, including:

- Improved customer perception
- Increased customer base
- Diversity risk
- Growing into untapped markets
- Greater control over our future

Market

Tapping into a $30B market

"The global market for non-alcoholic drinks is expected to grow to $30 billion by 2025," according to Global Market Insights. As the no- and low- alc
spot in the category as one of the first ready-to-drink 0.00% ABV craft mocktails on the market.



The moderation movement is picking up speed!

The 2021 IWSR report on the "nolo" category (nolo" meaning no- and low- alcohol) further supports our marketing efforts to appeal to both drinkers
does this mean? *We have tremendous market opportunity with people looking to moderate their alcohol intake (a.k.a. "mindful drinkers").*

Here are some other important statistics to keep in mind:

- *"Nolo" consumption is up in the US despite the pandemic, registering +30% increase in 2020.* **- IWSR**
- *"Dry January" movement is a sign that health and wellness trends are "gaining traction across the world."* **- Forbes**
- *The largest low/no-alcohol gain in the US will be ready-to-drink products, with a Compound Annual Growth Rate (CAGR) of +38.8% by 2022.* **-**
- *Only 60% of U.S. adults drink alcoholic beverages, down from 65% in 2019. This puts current alcohol consumption on the low end of the range*
- *Approximately 6 million women are pregnant in the US each year.* **– CDC**
- *Health-conscious Millennials are driving the mindful drinking movement, with 66% (44.7 million consumers!) making efforts to reduce their alc*

Competition

Sipping and scanning what's available? KUL MOCKS stands out as the



We are the only RTD 0.00% ABV mocktail that is infused with spirit notes, and contains a fraction of the calories and sugar found in traditional m

Traditional mocktails are loaded with sugar; not KUL MOCKS! We blend just a touch of real cane sugar with natural sweeteners made from stevia a
KUL MOCKS are gluten free, non-GMO, caffeine free and contain **NOTHING artificial!**



Vision

North American brand leader for RTD mocktails by 2023

Imagine heading to your local tavern, grocery/liquor store or showing up at the stadium to cheer on your favorite team. In just a couple of years, gue

Our vision is to be the North American brand leader for RTD mocktails by 2023. That means regardless of the occasion, and whether you have to w enjoy—anywhere, anytime!

We appreciate your time and consideration and invite you to join us. Invest in KUL MOCKS, and let's help everyone feel a part of the social drinking

We need working capital to achieve our goals

2021 goals

- Gain distribution in at least 10 states (Check!)
- Receive retail chain authorizations (Got some. Time to go get more!)
- Variety packs launching December 2021 (Check!)
- Begin development of 2 new SKUs (Check!)

2022 goals

- Increase margin!

  - Buy printed cans
  - Strategic sourcing
- Launch 2 new SKUs by the summer selling season

Long-term goals

- Become **the** North American flagship brand for ready-to-drink alcohol-free cocktails
- Gain interest from beverage industry conglomerate(s)
- Achieve a company buyout within 3–5 years



Leading with purpose

Our passion extends well beyond the beverages. As we continue to grow and get into the hands of more consumers across the country, we are cor

We're just getting started

We are proud to have been a <u>GOLD SPONSOR of the Sober Mom Squad (SMS)</u>. SMS is a Squad of Moms who are exploring an alcohol free lifestyl

SMS started during the 2020 pandemic. As a GOLD SPONSOR, we supported Group Coaching Sessions and provided Membership Scholarships t

Anyone can be challenged to have a family, and approximately 1 in 8 couples are affected by infertility in the United States. We're committed to doir <u>Packages sold were donated directly to the non-profit organization RESOLVE, The National Infertility Association.</u>

Beyond the beverages, our appetite for making the world a better place is strong—and that is what our **KUL MOCKS Kares** program is all about.

Investors

We conducted a family and friends capital raise back in February of 2020 to help get us through our first production run. Since then, co-founders Da

KUL MOCKS is now seeking working capital to achieve growth goals for 2022 and beyond.

Founders



Danielle Goss, CEO



Nate Goss, Co-Founder

The KUL MOCKS team has been busy. Nate and Danielle recently welcomed their second child into the family and have been working closely with

Team



Danielle
Goss,
RD, LD

CEO & Co-Founder



Nate
Goss

Co-Founder (Entrepreneur, packaging engineer with 10+ yrs packaging and sales experience)



Jason
Kane

Industry Expert & Consultant (30+ years beverage industry experience, Founder of multiple brands with successful exits, Former President of Mark Anthony Brands; Mike's Hard Lemonade)



Paul
Kincaid

Sales (Beverage industry expert with 30+ years of experience. Former Gallo Wine & Seagram's Mgmt)



Jeff
Redmon

Business Coach with Breakthrough Impact Group (BiG)

Perks

$100   Listed as official KUL MOCKS Investor on kulmocks.com 25% off 12-pack Variety Pack at kulmocks.com Quarterly

$250   Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly

$500   Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly

$1,000   Listed as official KUL MOCKS Investor on kulmocks.com 12-Pack Variety Pack Quarterly Investor Updates 12-ounc

$2,200   Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounc

$5,000   Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounc

$10,000   Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Qua

$25,000   Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Qua
craft mocktails In-person or virtual meet and greet with founders

$50,000   Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (24 cans per month) Qua
craft mocktails In-person or virtual meet and greet with founders Exclusive invitation to quarterly investor meetings

FAQ



Company Name	KUL MOCKS

Logo



Headline   Boozeless, NOT BORING! Original hand-crafted cocktails, without the alcohol

Slides



Tags	Female Founders, B2B, Drink, CPG, Coming soon, Startups

Pitch text	# Summary

- Original hand-crafted cocktails, without the alcohol. 0.00% ABV!
- One of the 1st RTDs of its kind in the no- and low- alcohol category
- $400k in lifetime sales as of Oct. 2021 (Launched July 2020)
- Projected sales of $1.5 million+ by 2023
- Retail partners: Amazon, Total Wine, Festival, Woodman's, HyVee, Harmons
- Featured on Forbes, ABC, NBC and CBS News

Problem

The emerging no- and low- alcohol category continues to see rapid growth

The top spots for non-alcoholic beer, wine, and spirits are taken. Who will be the market leader for zero proof RTD cocktails?

A relatable story...

Nate and Danielle Goss were overjoyed when they found out they were expecting their first child. As a couple who took pleasure in socializing over cocktails, they began seeking non-alcoholic options for Danielle.

In the process, they quickly realized that booze-free cocktails and ready-to-drink mocktails were hard to find or non-existent in stores, bars and restaurants. The "non-alcoholic" beers and wines they were able to find still didn't meet Danielle's needs as many of these options still contained small amounts of alcohol. Likewise, other options including soda and sparkling water didn't fill the void of having social cocktails with family and friends.

For all of these reasons, Danielle—also a Registered Dietitian by trade—spent the summer and fall of 2019 creating her own mocktails from scratch.



"How isn't there anything out there like this? Is it too much to ask?"

Danielle Goss
CEO & Co-Founder
KUL MOCKS

KUL MOCKS

Danielle relates, "All I wanted was for Nate to be able to head to the local store, grab a 6-pack of beer for him and a pack of something that tasted great and gave me the same social experience I'd get from drinking a cocktail, but without the booze. Time and time again I said to Nate, 'How isn't there anything out there like this? Is it too much to ask?'"

After conducting extensive market research, doing focus groups and consulting beverage industry experts, they found the demand for 100% booze-free options extended well beyond pregnant women. In fact, they learned that the world's continued focus on health and wellness has created a new group of consumers who classify themselves as "mindful drinkers," fueling the demand for low- and no-alcohol beverages.

These findings validated Nate and Danielle's business concept. With the support of close family and friends, they began formulating beverages for the KUL MOCKS brand—just months before becoming a family of 3.

Solution

KUL MOCKS


NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
MOCK MULE
BLACKBERRY MOCK-JITO
NATURALLY FLAVORED
12 OZ. (355 ML)

We believe that cutting back or passing on alcohol shouldn't make you feel like you can't have a great time. We worked with some of the best flavorists and food scientists in the country to turn the scratch-made mocktails from our kitchen into an emerging craft mocktail business.

KUL MOCKS capitalizes on consumer preferences that have been overlooked for far too long:

- *0.00% alcohol by volume (ABV)*
- *Great taste*
- *A healthier alternative*
- *Convenient—RTD (ready-to-drink)*
- *12 oz. sleek can*



ALL THE
EXPERIENCE
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
BLACKBERRY
MOCK-JITO
MOCK
MULE
STRAWBERRY
MOCK-ARITA
WITHOUT THE ALCOHOL

Product

The KUL MOCKS experience





KUL MOCKS
ORIGINAL HAND-CRAFTED COCKTAILS
— WITHOUT THE ALCOHOL —
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY
MOCK-JITO
MOCK
MULE
STRAWBERRY
MOCK-ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)

Hand-crafted with simple ingredients and natural flavors, KUL MOCKS ready-to-drink alcohol free cocktails are flavorful and fun! Each mocktail comes in the popular 12 ounce sleek can and is infused with spirit notes that mimic the classic cocktail experience. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain nothing artificial.

Our award-winning lineup comes in 3 delicious flavors!


KUL MOCKS
KUL MOCKS
KUL MOCKS


BLACKBERRY MOCK·JITO
Premium
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK·JITO
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES PER CAN
MOCK MULE
Premium
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
MOCK MULE
NATURALLY FLAVORED
12 OZ. (355 ML)
45 CALORIES PER CAN
STRAWBERRY MOCK·ARITA
Premium
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
STRAWBERRY MOCK·ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES PER CAN


NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
NATURALLY FLAVORED
12 OZ. (355 ML)
CALORIES
50

KUL MOCKS

BLACKBERRY MOCK-JITO

- Blackberry, garden fresh mint, and lime juice.
- Infused with natural rum flavoring to mimic a traditional mojito.
- Sweetened with a touch of real cane sugar and our natural sweet blend of stevia and monk fruit.
- Bold, delicious, and only 50 calories!

KUL MOCKS

MOCK MULE

- The full Moscow Mule experience, without the hangover.
- Great taste of fresh ginger and lime.
- A fraction of the sugar and calories found in traditional mules.
- No need to grab a bunch of ingredients.
- The “go-to” choice you can drink anywhere, anytime!


NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
MOCK MULE
NATURALLY FLAVORED
12 OZ. (355 ML)
CALORIES
45


NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)
CALORIES
50

KUL MOCKS

STRAWBERRY MOCK-ARITA

- Refreshing taste of real strawberries and lime.
- Infused with agave tequila flavoring to mimic the classic strawberry margarita experience, minus the booze!
- A fraction of the sugar and calories found in traditional margaritas.

How it's made

We turn scratch-made mocktails from our kitchen into ready-to-drink cocktails you can enjoy anywhere, anytime. Here's how we make that happen:

- Strategic partnerships
  We have strategic partnerships with co-packers in the United States. We work closely with them to scale our hand-crafted mocktail recipes for high quantity production and then we batch. *(We have NDAs with the co-packers we work with to keep our recipes a top secret.)*

- Premium ingredients
  We use high quality ingredients, flavor infusions like fresh lime and spirit notes to bring our boozeless, NOT BORING drinks to life!

- 0.00% ABV? You bet!
  Our unique Zero Proof Process (ZPP) incorporates the use of non-ethanol containing flavor carriers to keep our beverages 100% alcohol free.

How to serve

Well, that's easy! Serve up our MOCKS straight from the can or fancy it up and serve over ice in something fun like a copper mug or a margarita glass. You do it your way—there are no rules.

When to drink

Perfect for weekends on the lake, tailgates, music festivals, hanging with friends and family, or spending time relaxing at home. Convenient and ready-to-drink so you can enjoy on any occasion.

Traction

1,000+ stores & 10 states in just 1 year

KUL MOCKS can be found in over 1,000 stores, 10 states, and numerous on-premise locations—and we have a rapidly growing direct to consumer business.

Sales

We are on track to hit $350,000 for 2021, and plan to double our revenue for 2022 and 2023. We are in hardcore growth mode: building relationships with distributors and retailers to support our national brand expansion.



Retail partners

KUL MOCKS is sold across the following 10 states as of Fall 2021. In 2022, we will be further penetrating these markets and also expanding into new markets.


KUL States
Wisconsin
Minnesota
Utah
Colorado
Washington
New Jersey
North Carolina
Rhode Island
Connecticut
Texas

As revenue grows, brand awareness increases and we gain distribution relationships in new states, KUL MOCKS will become more appealing to larger retailers like Kroeger, Meijer, Target, Whole Foods, and Wegman's where many consumers are already asking for KUL MOCKS.


Retail
ON DISPLAY
Lowes FOODS
Total Wine & MORE
festival
piggly wiggly
HyVee
WOODMAN'S MARKETS EMPLOYEE OWNED
HARMONS NEIGHBORHOOD GROCER
maceys happy shopping
amazon
COLD BOX
ON THE SHELF

Placement

Our beverages can be found on display in the cold box next to non-alcoholic beers, and on the shelf in both grocery and liquor stores. Most recently KUL MOCKS has been introduced to on-premise locations, golf courses, festivals and stadiums (like the new Austin, Texas Q2 Stadium).

We are in talks with several event planners, stadium managers and festival buyers. As many of their customers are now drinking in moderation or are wanting to socialize over drinks without the effects of alcohol, they understand the opportunity—and are welcoming increased check averages and the promotion of consumption with open arms.

Award-winning



PR%F Awards
Sponsored by Delta Sky Club and Food and Beverage Magazine
Women-owned recognition
2 Double Gold Medals
1 Gold Medal
3 Silver Medals
MOCK MULE
2021
2020
BLACKBERRY MOCK·JITO
2021
2020
STRAWBERRY MOCK·ARITA
2021
2020
KUL MOCKS
CRAFT MOCKTAILS

Each of our craft mocktails received high-scoring awards at the 2020 and 2021 PR%F Awards. We also received recognition both years for our uniqueness as a Women-Owned beverage brand.

WBENC-Certified WBE



WOMEN® OWNED
CERTIFIED BY | WOMEN'S BUSINESS ENTERPRISE NATIONAL COUNCIL

KUL MOCKS is certified as a Women's Business Enterprise by the Women's Business Enterprise National Council (WBENC), the nation's largest third-party certifier of businesses owned and operated by women.

We recognize the commitment to supplier diversity that is embraced by corporations and government agencies today and we can add diversity to distributors and retailers nationwide.

Customers

Mindful drinkers want an adult drinking experience from non-alcoholic beverages

Consumers are continuing to prioritize wellness, and being conscious of alcohol intake is an extension of that trend. According to Nielsen data: "Health-conscious Millennials are driving the mindful drinking movement, with 66% making efforts to reduce their alcohol consumption."

KUL MOCKS has attracted mindful drinkers, people cutting back on booze, and expectant mothers, as well as others who simply can't or prefer not to drink alcohol.

Target Audience
KUL MOCKS strongly appeals to:
MINDFUL DRINKERS
People drinking less and moderating how much alcohol they consume
EXPECTANT & NURSING MOTHERS
NON-DRINKERS
People who can't or choose not to drink alcohol
- UNIQUELY CREATED WITH HEALTH AND WELLNESS IN MIND -
CUTTING BACK IS HARD
WE MAKE IT EASY
SOCIALIZE WITHOUT THE SACRIFICE

Taking the night off? Planning to be the designated driver? Big meeting in the AM? Got responsibilities? Want to socialize without the effects of alcohol? Whatever the occasion, KUL MOCKS is breaking down the traditional drinking habits of consumers and keeping the party going.

From the 12oz sleek can to the high quality ingredients and spirit note infusions, the aim is to give consumers all the experience of having a ready-to-drink adult social cocktail—just without the alcohol.

- 0.00% ABV -
KUL MOCKS
COCKTAILS
WHATEVER THE OCCASION
THERE'SA
MOCK
FOR THAT

Raving fans

Launching a brand during a pandemic meant we needed to adapt. We've engaged with consumers across the United States to spread the word about our zero proof cocktails through kulmocks.com, Facebook, Instagram, and TikTok.


KUL Reviews
Our Instagram page @kulmocks features hundred of followers who have shared their love for our craft MOCKS!
Check out the highlights here:
We love our KUL FANS!
"The drinkability allows me to hang out and party all day long and still stay sharp. Even if I want to have 1 or 2 boozy bevs, I have KUL MOCKS to keep the party going and socially drink throughout the day. Total gamechanger!
-Rylie J.
kulmocks
257 Posts
1,904 Followers
717 Following
KUL MOCKS - Craft Mocktails
Wine/Spirits
Original hand-crafted cocktails, without the alcohol. 0.00% ABV, 50 calories or less, gluten free, non-gmo, natural flavors, NOTHING artificial.
www.kulmocks.com
View Shop
Following
Message
Contact
KUL PRESS
KUL FANS
KUL SPOTS
KUL STORES
KUL REVIE...

Cu

Business Model

Multi-channel distribution

We work closely with wholesale beer, wine & spirits distributors to bring the KUL MOCKS experience to retail, hospitality, and beyond.

As a non-alcoholic beverage company, we have the advantage of selling direct-to-consumer (DTC) to anyone in the United States through Amazon and kulmocks.com.


Business Model
Total Wine & MORE
AUSTIN
piggly wiggly
HyVee EMPLOYEE OWNED
Direct-store-delivery (DSD)
Contracts with beer, wine & spirits distributors
Grocery stores, liquor stores, bars, restaurants, events, festivals, stadiums
Direct-to-consumer (DTC)
Available for online purchase
KULMOCKS.com and Amazon
KUL MOCKS
BUY NOW
amazon
KUL MOCKS

We've invested in multi-channel distribution because of its many benefits, including:

- Improved customer perception
- Increased customer base
- Diversity risk
- Growing into untapped markets
- Greater control over our future

Market

Tapping into a $30B market

“The global market for non-alcoholic drinks is expected to grow to $30 billion by 2025," according to Global Market Insights. As the no- and low-alcohol category continues to thrive, market leaders in beer, wine and spirits are quite clear. With the RTD spot still up for grabs, we are on pace to fill that spot in the category as one of the first ready-to-drink 0.00% ABV craft mocktails on the market.



The moderation movement is picking up speed!

The 2021 IWSR report on the "nolo" category (nolo" meaning no- and low-alcohol) further supports our marketing efforts to appeal to both drinkers and non-drinkers, finding that: "68% of people consuming "nolo" beverages also drink full-strength alcoholic beverages on the same occasion." What does this mean? ***We have tremendous market opportunity with people looking to moderate their alcohol intake (a.k.a. "mindful drinkers").***

Here are some other important statistics to keep in mind:

- *"Nolo" consumption is up in the US despite the pandemic, registering +30% increase in 2020.* **- IWSR**

- *"Dry January" movement is a sign that health and wellness trends are "gaining traction across the world."* **- Forbes**

- *The largest low/no-alcohol gain in the US will be ready-to-drink products, with a Compound Annual Growth Rate (CAGR) of +38.8% by 2022.* **- IWSR**

- *Only 60% of U.S. adults drink alcoholic beverages, down from 65% in 2019. This puts current alcohol consumption on the low end of the range Gallup has recorded over the past two decades.* **- Gallup 2021**

- *Approximately 6 million women are pregnant in the US each year.* **– CDC**
- *Health-conscious Millennials are driving the mindful drinking movement, with 66% (44.7 million consumers!) making efforts to reduce their alcohol consumption.* **- Neilsen**

Competition

Sipping and scanning what's available? KUL MOCKS stands out as the obvious choice.



KUL MOCKS is one of the 1st of its kind to hit the market in the disruptive low and no alcohol category.

✓New category = big opportunity
We are not just another brand on the shelf!

We are the only RTD 0.00% ABV mocktail that is infused with spirit notes, and contains a fraction of the calories and sugar found in traditional mocktails.

Traditional mocktails are loaded with sugar; not KUL MOCKS! We blend just a touch of real cane sugar with natural sweeteners made from stevia and monk fruit—which makes our craft mocktails 50 calories or less without sacrificing any taste. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain **NOTHING artificial!**


A boost in different spirit notes to mimic traditional cocktails!
High Quality Ingredients & Full of Flavor
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO
+ made with REAL cane sugar
Healthier Alternative
Nutrition Comparison (per 12oz. serving)
KUL MOCKS
TRADITIONAL MOCKTAILS
< 50 calories
300 – 650 calories
< 10 grams sugar
50 – 150 grams sugar

Vision

North American brand leader for RTD mocktails by 2023

Imagine heading to your local tavern, grocery/liquor store or showing up at the stadium to cheer on your favorite team. In just a couple of years, guess what... you'll continue to purchase and enjoy your favorite adult beverages. So what will change?

Our vision is to be the North American brand leader for RTD mocktails by 2023. That means regardless of the occasion, and whether you have to watch how much alcohol you drink or you're are skipping on booze completely, KUL MOCKS will be available as an adult social beverage for you to enjoy—anywhere, anytime!

We appreciate your time and consideration and invite you to join us. Invest in KUL MOCKS, and let’s help everyone feel a part of the social drinking experience.

We need working capital to achieve our goals

2021 goals

- Gain distribution in at least 10 states (Check!)

- Receive retail chain authorizations (Got some. Time to go get more!)
- Variety packs launching December 2021 (Check!)
- Begin development of 2 new SKUs (Check!)

2022 goals

- Increase margin!

    - Buy printed cans
    - Strategic sourcing
- Launch 2 new SKUs by the summer selling season

Long-term goals

- Become **the** North American flagship brand for ready-to-drink alcohol-free cocktails
- Gain interest from beverage industry conglomerate(s)
- Achieve a company buyout within 3–5 years



Leading with purpose

Our passion extends well beyond the beverages. As we continue to grow and get into the hands of more consumers across the country, we are committed to sharing our success to make a difference.

We're just getting started

We are proud to have been a GOLD SPONSOR of the Sober Mom Squad

(SMS). SMS is a Squad of Moms who are exploring an alcohol free lifestyle, already sober, and everything in between!

SMS started during the 2020 pandemic. As a GOLD SPONSOR, we supported Group Coaching Sessions and provided Membership Scholarships to support women on their motherhood journey nationwide.

Anyone can be challenged to have a family, and approximately 1 in 8 couples are affected by infertility in the United States. We're committed to doing our part. During 2021 National Infertility Awareness Week, we sold Mother's Day Gift Packages. 7% of the net proceeds from Mother's Day Gift Packages sold were donated directly to the non-profit organization RESOLVE, The National Infertility Association.

Beyond the beverages, our appetite for making the world a better place is strong—and that is what our **KUL MOCKS Kares** program is all about.

Investors

We conducted a family and friends capital raise back in February of 2020 to help get us through our first production run. Since then, co-founders Danielle and Nate Goss have been bootstrapping the business.

KUL MOCKS is now seeking working capital to achieve growth goals for 2022 and beyond.

Founders



Danielle Goss, CEO & Co-Founder



Nate Goss, Treasurer & Co-Founder

The KUL MOCKS team has been busy. Nate and Danielle recently welcomed their second child into the family and have been working closely with their team on national brand expansion while mixing up new and delicious craft mocktails!

Team

Danielle Goss, RD, LD	CEO & Co-Founder	10+ years nutrition & wellness experience. B.S. Dietetics from UW-Stout, residency Mayo Clinic Rochester and Registered Dietitian (RD). Owner of corporate wellness consulting practice since 2016, now full time beverage entrepreneur.
Nate Goss	Treasurer & Co-Founder (Entrepreneur, packaging engineer with 10+ yrs packaging and sales experience)	

Jason Kane	Industry Expert & Consultant (30+ years beverage industry experience, Founder of multiple brands with successful exits, Former President of Mark Anthony Brands; Mike's Hard Lemonade)	
Paul Kincaid	Sales (Beverage industry expert with 30+ years of experience. Former Gallo Wine & Seagram's Mgmt)	
Jeff Redmon	Business Coach with Breakthrough	

Impact Group
(BiG)

Perks

$100		Listed as official KUL MOCKS Investor on kulmocks.com 25% off 12-pack Variety Pack at kulmocks.com Quarterly Investor Updates
$250		Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates
$500		Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates 12-ounce sleek can koozies
$1,000		Listed as official KUL MOCKS Investor on kulmocks.com 12-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies
$2,200		Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt

$5,000 Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt

$10,000 Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip

$25,000 Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders

$50,000 Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (24 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders Exclusive invitation to quarterly investor meetings with founding members

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection |

(and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.





Company Name	KUL MOCKS

Logo



Headline   Boozeless, NOT BORING! Original hand-crafted cocktails, without the alcohol

Slides



Tags   Female Founders, B2B, Drink, CPG, Coming soon, Startups

**Pitch
text**

Summary

- Original hand-crafted cocktails, without the alcohol. 0.00% ABV!

- One of the 1st RTDs of its kind in the no- and low- alcohol category

- $400k in lifetime sales as of Oct. 2021 (Launched July 2020)

- Projected sales of $1.5 million+ by 2023

- Retail partners: Amazon, Total Wine, Festival, Woodman's, HyVee, Harmons

- Featured on Forbes, ABC, NBC and CBS News

Problem

The emerging no- and low- alcohol category continues to see rapid growth

The top spots for non-alcoholic beer, wine, and spirits are taken. Who will be the market leader for zero proof RTD cocktails?

A relatable story...
Nate and Danielle Goss were overjoyed when they found out they were expecting their first child. As a couple who took pleasure in socializing over cocktails, they began seeking non-alcoholic options for Danielle.

In the process, they quickly realized that booze-free cocktails and ready-to-drink mocktails were hard to find or non-existent in stores, bars and restaurants. The "non-alcoholic" beers and wines they were able to find still didn't meet Danielle's needs as many of these options still contained small amounts of alcohol. Likewise, other options including soda and sparkling water didn't fill the void of having social cocktails with family and friends.

For all of these reasons, Danielle—also a Registered Dietitian by trade—spent the summer and fall of 2019 creating her own mocktails from scratch.


"How isn't there anything out there like this? Is it too much to ask?"
Danielle Goss
CEO & Co-Founder
KUL MOCKS
KUL MOCKS

Danielle relates, "All I wanted was for Nate to be able to head to the local store, grab a 6-pack of beer for him and a pack of something that tasted great and gave me the same social experience I'd get from drinking a cocktail, but without the booze. Time and time again I said to Nate, 'How isn't there anything out there like this? Is it too much to ask?'"

After conducting extensive market research, doing focus groups and consulting beverage industry experts, they found the demand for 100% booze-free options extended well beyond pregnant women. In fact, they learned that the world's continued focus on health and wellness has created a new group of consumers who classify themselves as "mindful drinkers," fueling the demand for low- and no-alcohol beverages.

These findings validated Nate and Danielle's business concept. With the support of close family and friends, they began formulating beverages for the KUL MOCKS brand—just months before becoming a family of 3.

Solution


KUL MOCKS
NON-ALCOHOLIC
KUL MOCKS
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
MOCK MULE
BLACKBERRY MOCK-JITO

We believe that cutting back or passing on alcohol shouldn't make you feel like you can't have a great time. We worked with some of the best flavorists and food scientists in the country to turn the scratch-made mocktails from our kitchen into an emerging craft mocktail business.

KUL MOCKS capitalizes on consumer preferences that have been overlooked for far too long:

- *0.00% alcohol by volume (ABV)*
- *Great taste*
- *A healthier alternative*
- *Convenient—RTD (ready-to-drink)*
- *12 oz. sleek can*


ALL THE EXPERIENCE
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
MOCK MULE
STRAWBERRY MOCK-ARITA
NATURALLY FLAVORED
KUL MOCKS
WITHOUT THE ALCOHOL

Product

The KUL MOCKS experience







KUL MOCKS
ORIGINAL HAND-CRAFTED COCKTAILS
WITHOUT THE ALCOHOL
GLUTEN FREE
NATURAL FLAVORS
NO ARTIFICIAL SWEETENERS
NON GMO
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
BLACKBERRY MOCK-JITO
MOCK MULE
STRAWBERRY MOCK-ARITA
NATURALLY FLAVORED
12 OZ. (355 ML)

Hand-crafted with simple ingredients and natural flavors, KUL MOCKS ready-to-drink alcohol free cocktails are flavorful and fun! Each mocktail comes in the popular 12 ounce sleek can and is infused with spirit notes that mimic the classic cocktail experience. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain nothing artificial.

Our award-winning lineup comes in 3 delicious flavors!



KUL MOCKS
STRAWBERRY MOCK-ARITA
MOCK MULE
BLACKBERRY MOCK-JITO



BLACKBERRY
MOCK·JITO
MOCK
MULE
STRAWBERRY
MOCK·ARITA
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
NATURALLY FLAVORED
12 OZ. (355 ML)
50 CALORIES PER CAN
45 CALORIES PER CAN
50 CALORIES PER CAN

KUL MOCKS
BLACKBERRY MOCK-JITO
▪ Blackberry, garden fresh mint, and lime juice.
▪ Infused with natural rum flavoring to mimic a traditional mojito.
▪ Sweetened with a touch of real cane sugar and our natural sweet blend of stevia and monk fruit.
▪ Bold, delicious, and only 50 calories!
CALORIES
50


KUL MOCKS
MOCK MULE
The full Moscow Mule experience, without the hangover.
Great taste of fresh ginger and lime.
A fraction of the sugar and calories found in traditional mules.
No need to grab a bunch of ingredients.
The "go-to" choice you can drink anywhere, anytime!
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
MOCK MULE
CALORIES
45


KUL MOCKS
STRAWBERRY MOCK-ARITA
Refreshing taste of real strawberries and lime.
Infused with agave tequila flavoring to mimic the classic strawberry margarita experience, minus the booze!
A fraction of the sugar and calories found in traditional margaritas.
NON-ALCOHOLIC
0.00% ABV
KUL MOCKS
ORIGINAL
CRAFT MOCKTAILS
STRAWBERRY MOCK-ARITA
CALORIES
50

How it's made

We turn scratch-made mocktails from our kitchen into ready-to-drink cocktails you can enjoy anywhere, anytime. Here's how we make that happen:

- Strategic partnerships
  We have strategic partnerships with co-packers in the United States. We work closely with them to scale our hand-crafted mocktail recipes for high quantity production and then we batch. *(We have NDAs with the co-packers we work with to keep our recipes a top secret.)*
- Premium ingredients
  We use high quality ingredients, flavor infusions like fresh lime and spirit notes to bring our boozeless, NOT BORING drinks to life!
- 0.00% ABV? You bet!
  Our unique Zero Proof Process (ZPP) incorporates the use of non-ethanol

containing flavor carriers to keep our beverages 100% alcohol free.

How to serve

Well, that's easy! Serve up our MOCKS straight from the can or fancy it up and serve over ice in something fun like a copper mug or a margarita glass. You do it your way—there are no rules.

When to drink

Perfect for weekends on the lake, tailgates, music festivals, hanging with friends and family, or spending time relaxing at home. Convenient and ready-to-drink so you can enjoy on any occasion.

Traction

1,000+ stores & 10 states in just 1 year

KUL MOCKS can be found in over 1,000 stores, 10 states, and numerous on-premise locations—and we have a rapidly growing direct to consumer business.

Sales

We are on track to hit $350,000 for 2021, and plan to double our revenue for 2022 and 2023. We are in hardcore growth mode: building relationships with distributors and retailers to support our national brand expansion.



Retail partners

KUL MOCKS is sold across the following 10 states as of Fall 2021. In 2022, we will be further penetrating these markets and also expanding into new markets.


KUL States
Wisconsin
Minnesota
Utah
Colorado
Washington
New Jersey
North Carolina
Rhode Island
Connecticut
Texas

As revenue grows, brand awareness increases and we gain distribution relationships in new states, KUL MOCKS will become more appealing to larger retailers like Kroeger, Meijer, Target, Whole Foods, and Wegman's where many consumers are already asking for KUL MOCKS.


Retail
ON DISPLAY
Lowes Foods
Total Wine & MORE
piggly wiggly
festival foods
HyVee EMPLOYEE OWNED
WOODMAN'S MARKETS EMPLOYEE OWNED
HARMONS NEIGHBORHOOD GROCER
maceys happy shopping
amazon
COLD BOX
ON THE SHELF

Placement

Our beverages can be found on display in the cold box next to non-alcoholic beers, and on the shelf in both grocery and liquor stores. Most recently KUL MOCKS has been introduced to on-premise locations, golf courses, festivals and stadiums (like the new Austin, Texas Q2 Stadium).

We are in talks with several event planners, stadium managers and festival buyers. As many of their customers are now drinking in moderation or are wanting to socialize over drinks without the effects of alcohol, they understand the

opportunity—and are welcoming increased check averages and the promotion of consumption with open arms.

Award-winning



PR%F Awards
Sponsored by Delta Sky Club and Food and Beverage Magazine
Women-owned recognition
2 Double Gold Medals
1 Gold Medal
3 Silver Medals
MOCK MULE
BLACKBERRY MOCK·JITO
STRAWBERRY MOCK·ARITA
2021
2020
KUL MOCKS
CRAFT MOCKTAILS

Each of our craft mocktails received high-scoring awards at the 2020 and 2021 PR%F Awards. We also received recognition both years for our uniqueness as a Women-Owned beverage brand.

WBENC-Certified WBE



WOMEN OWNED®
CERTIFIED BY | WOMEN'S BUSINESS ENTERPRISE NATIONAL COUNCIL

KUL MOCKS is certified as a Women's Business Enterprise by the Women's Business Enterprise National Council (WBENC), the nation's largest third-party certifier of businesses owned and operated by women.

We recognize the commitment to supplier diversity that is embraced by corporations and government agencies today and we can add diversity to distributors and retailers nationwide.

Customers

Mindful drinkers want an adult drinking experience from non-alcoholic beverages

Consumers are continuing to prioritize wellness, and being conscious of alcohol intake is an extension of that trend. According to Nielsen data: "Health-conscious Millennials are driving the mindful drinking movement, with 66% making efforts to reduce their alcohol consumption."

KUL MOCKS has attracted mindful drinkers, people cutting back on booze, and expectant mothers, as well as others who simply can't or prefer not to drink alcohol.


Target Audience
KUL MOCKS strongly appeals to:
MINDFUL DRINKERS
People drinking less and moderating how much alcohol they consume
EXPECTANT & NURSING MOTHERS
NON-DRINKERS
People who can't or choose not to drink alcohol
- UNIQUELY CREATED WITH HEALTH AND WELLNESS IN MIND -
CUTTING BACK IS HARD
WE MAKE IT EASY
SOCIALIZE WITHOUT THE SACRIFICE

Taking the night off? Planning to be the designated driver? Big meeting in the AM? Got responsibilities? Want to socialize without the effects of alcohol? Whatever the occasion, KUL MOCKS is breaking down the traditional drinking habits of consumers and keeping the party going.

From the 12oz sleek can to the high quality ingredients and spirit note infusions, the aim is to give consumers all the experience of having a ready-to-drink adult social cocktail—just without the alcohol.


- 0.00% ABV -
KUL MOCKS
COCKTAILS
WHATEVER THE OCCASION
THERE'SA
MOCK
FOR THAT

Raving fans

Launching a brand during a pandemic meant we needed to adapt. We've engaged with consumers across the United States to spread the word about our zero proof cocktails through kulmocks.com, Facebook, Instagram, and TikTok.


KUL Reviews
Our Instagram page @kulmocks features hundred of followers who have shared their love for our craft MOCKS!
Check out the highlights here:
We love our KUL FANS!
"The drinkability allows me to hang out and party all day long and still stay sharp. Even if I want to have 1 or 2 boozy bevs, I have KUL MOCKS to keep the party going and socially drink throughout the day. Total gamechanger!
-Rylie J.
kulmocks
257 Posts
1,904 Followers
717 Following
KUL MOCKS - Craft Mocktails
Wine/Spirits
Original hand-crafted cocktails, without the alcohol. 0.00% ABV, 50 calories or less, gluten free, non-gmo, natural flavors, NOTHING artificial.
www.kulmocks.com
View Shop
Following
Message
Contact
KUL PRESS
KUL FANS
KUL SPOTS
KUL STORES
KUL REVIE...

Cu

Business Model

Multi-channel distribution

We work closely with wholesale beer, wine & spirits distributors to bring the KUL MOCKS experience to retail, hospitality, and beyond.

As a non-alcoholic beverage company, we have the advantage of selling direct-to-consumer (DTC) to anyone in the United States through Amazon and kulmocks.com.


Business Model
Total Wine & MORE
AUSTIN
piggly wiggly
HyVee
EMPLOYEE OWNED
Direct-store-delivery (DSD)
Contracts with beer, wine & spirits distributors
Grocery stores, liquor stores, bars, restaurants, events, festivals, stadiums
Direct-to-consumer (DTC)
Available for online purchase
KULMOCKS.com and Amazon
amazon
KUL MOCKS

We've invested in multi-channel distribution because of its many benefits, including:

- Improved customer perception
- Increased customer base
- Diversity risk
- Growing into untapped markets
- Greater control over our future

Market

Tapping into a $30B market

“The global market for non-alcoholic drinks is expected to grow to $30 billion by 2025," according to Global Market Insights. As the no- and low- alcohol category continues to thrive, market leaders in beer, wine and spirits are quite clear. With the RTD spot still up for grabs, we are on pace to fill that spot in the category as one of the first ready-to-drink 0.00% ABV craft mocktails on the market.



The moderation movement is picking up speed!

The 2021 IWSR report on the "nolo" category (nolo" meaning no- and low- alcohol) further supports our marketing efforts to appeal to both drinkers and non-drinkers, finding that: "68% of people consuming "nolo" beverages also drink full-strength alcoholic beverages on the same occasion." What does this mean? ***We have tremendous market opportunity with people looking to moderate their alcohol intake (a.k.a. "mindful drinkers").***

Here are some other important statistics to keep in mind:

- *"Nolo" consumption is up in the US despite the pandemic, registering +30% increase in 2020.* **- IWSR**

- *"Dry January" movement is a sign that health and wellness trends are "gaining traction across the world."* **- Forbes**

- *The largest low/no-alcohol gain in the US will be ready-to-drink products, with a Compound Annual Growth Rate (CAGR) of +38.8% by 2022.* **- IWSR**

- *Only 60% of U.S. adults drink alcoholic beverages, down from 65% in 2019. This puts current alcohol consumption on the low end of the range Gallup has recorded over the past two decades.* **- Gallup 2021**

- *Approximately 6 million women are pregnant in the US each year.* **– CDC**

- *Health-conscious Millennials are driving the mindful drinking movement, with 66% (44.7 million consumers!) making efforts to reduce their alcohol consumption.* **- Neilsen**

Competition

Sipping and scanning what's available? KUL MOCKS stands out as the obvious choice.



KUL MOCKS is one of the 1ˢᵗ of its kind to hit the market in the disruptive low and no alcohol category.

✓ New category = big opportunity
We are not just another brand on the shelf!

We are the only RTD 0.00% ABV mocktail that is infused with spirit notes, and contains a fraction of the calories and sugar found in traditional mocktails.

Traditional mocktails are loaded with sugar; not KUL MOCKS! We blend just a touch of real cane sugar with natural sweeteners made from stevia and monk fruit —which makes our craft mocktails 50 calories or less without sacrificing any taste. Uniquely created with health and wellness in mind, KUL MOCKS are gluten free, non-GMO, caffeine free and contain **NOTHING artificial!**

A boost in different spirit notes to mimic traditional cocktails!

High Quality Ingredients & Full of Flavor

| GLUTEN FREE | NATURAL FLAVORS | NO ARTIFICIAL SWEETENERS | NON GMO |

+ made with REAL cane sugar

Healthier Alternative
Nutrition Comparison (per 12oz. serving)

KUL MOCKS	TRADITIONAL MOCKTAILS
< 50 calories	300−650 calories
< 10 grams sugar	50−150 grams sugar

Vision

North American brand leader for RTD mocktails by 2023

Imagine heading to your local tavern, grocery/liquor store or showing up at the stadium to cheer on your favorite team. In just a couple of years, guess what… you'll continue to purchase and enjoy your favorite adult beverages. So what will change?

Our vision is to be the North American brand leader for RTD mocktails by 2023. That means regardless of the occasion, and whether you have to watch how much alcohol you drink or you're are skipping on booze completely, KUL MOCKS will be available as an adult social beverage for you to enjoy—anywhere, anytime!

We appreciate your time and consideration and invite you to join us. Invest in KUL MOCKS, and let's help everyone feel a part of the social drinking experience.

We need working capital to achieve our goals

2021 goals

- Gain distribution in at least 10 states (Check!)
- Receive retail chain authorizations (Got some. Time to go get more!)
- Variety packs launching December 2021 (Check!)
- Begin development of 2 new SKUs (Check!)

2022 goals

- Increase margin!

    - Buy printed cans
    - Strategic sourcing
- Launch 2 new SKUs by the summer selling season

Long-term goals

- Become **the** North American flagship brand for ready-to-drink alcohol-free cocktails
- Gain interest from beverage industry conglomerate(s)
- Achieve a company buyout within 3–5 years



Leading with purpose

Our passion extends well beyond the beverages. As we continue to grow and get into the hands of more consumers across the country, we are committed to sharing our success to make a difference.

We're just getting started

We are proud to have been a GOLD SPONSOR of the Sober Mom Squad (SMS). SMS is a Squad of Moms who are exploring an alcohol free lifestyle, already sober, and everything in between!

SMS started during the 2020 pandemic. As a GOLD SPONSOR, we supported Group Coaching Sessions and provided Membership Scholarships to support women on their motherhood journey nationwide.

Anyone can be challenged to have a family, and approximately 1 in 8 couples are affected by infertility in the United States. We're committed to doing our part. During 2021 National Infertility Awareness Week, we sold Mother's Day Gift Packages. 7% of the net proceeds from Mother's Day Gift Packages sold were donated directly to the non-profit organization RESOLVE, The National Infertility Association.

Beyond the beverages, our appetite for making the world a better place is strong—and that is what our **KUL MOCKS Kares** program is all about.

Investors

We conducted a family and friends capital raise back in February of 2020 to help get us through our first production run. Since then, co-founders Danielle and Nate Goss have been bootstrapping the business.

KUL MOCKS is now seeking working capital to achieve growth goals for 2022 and beyond.

Founders



Danielle Goss, CEO & Co-Founder



Nate Goss, Treasurer & Co-Founder

The KUL MOCKS team has been busy. Nate and Danielle recently welcomed their second child into the family and have been working closely with their team on national brand expansion while mixing up new and delicious craft mocktails!

Team

Danielle Goss, RD, LD	CEO & Co-Founder	10+ years nutrition & wellness experience. B.S. Dietetics from UW-Stout, residency Mayo Clinic Rochester and Registered Dietitian (RD). Owner of corporate wellness consulting practice since 2016, now full time beverage entrepreneur.
Nate Goss	Treasurer & Co-Founder (Entrepreneur, packaging engineer with 10+ yrs packaging and sales experience)	

Jason Kane	Industry Expert & Consultant (30+ years beverage industry experience, Founder of multiple brands with successful exits, Former President of Mark Anthony Brands; Mike's Hard Lemonade)	
Paul Kincaid	Sales (Beverage industry expert with 30+ years of experience. Former Gallo Wine & Seagram's Mgmt)	
Jeff Redmon	Business Coach with Breakthrough Impact Group (BiG)	

Perks

$100	Listed as official KUL MOCKS Investor on kulmocks.com 25% off 12-pack Variety Pack at kulmocks.com Quarterly Investor Updates
$250	Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates
$500	Listed as official KUL MOCKS Investor on kulmocks.com 50% off 12-Pack Variety Pack at kulmocks.com Quarterly Investor Updates 12-ounce sleek can koozies
$1,000	Listed as official KUL MOCKS Investor on kulmocks.com 12-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies
$2,200	Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt
$5,000	Listed as official KUL MOCKS Investor on kulmocks.com 24-Pack Variety Pack Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt
$10,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip

$25,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (12 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders
$50,000	Listed as official KUL MOCKS Investor on kulmocks.com One year supply of KUL MOCKS (24 cans per month) Quarterly Investor Updates 12-ounce sleek can koozies Exclusive investors-only t-shirt Branded quarter-zip Exclusive early access to new craft mocktails In-person or virtual meet and greet with founders Exclusive invitation to quarterly investor meetings with founding members

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



KUL MOCKS - Craft Mocktails

January 14 at 5:10 PM · 🌐



We are crowdfunding with Republic!

Check out this 🔥 investment opportunity here:
https://republic.com/kul-mocks

*See terms and conditions at Republic.com.

#boozelessNOTBORING #dryjanuary #emergingbrands #mocktails
#beverageindustry #womenownedbusiness #crowdfunding



REPUBLIC.COM

Reserve KUL MOCKS

Boozeless, NOT BORING! Original hand-crafted cocktails, without t...



KUL MOCKS - Craft Mocktails

January 16 at 5:51 PM ·

"Overall, the opportunity is in RTD," Dreher said. "Spirit-like products [may end up] being for foodservice... But I think the opportunity, actually, is more in something ready-to-drink that delivers a standard cocktail."

Opportunties in RTD are 🔥 and we're here for it!

This article was released just 5 hours after we launched our crowdfunding raise with Republic! We are working on big things at KUL MOCKS - Craft Mocktails - check out our deal page here 👇

https://republic.com/kul-mocks

*See terms at Republic.com.



BevNET.com

January 14 at 4:48 PM ·

Will Dry January Lead to a Flood of NA Investment?



RITUAL ZERO PROOF
TEQUILA ALTERNATIVE
RITUAL ZERO PROOF
HISKEY ALTERNATIVE

BEVNET.COM

Will Dry January Lead to a Flood of NA Investment?

From: Danielle with KUL MOCKS <info@kulmocks.com>
Sent: Friday, January 14, 2022 5:42 PM
To: Danielle Goss
Subject: Invest in KUL MOCKS

Can't see this message? View in a browser



Invest in **KUL** MOCKS!





We are crowdfunding with **Republic**!

Celebrate "getting in early" on the rapidly growing no- and low- alcohol category by **reserving your investment spot today.**

Reserve a spot here

The campaign will be "live" and accepting investments within the next 1-2 weeks.
We will let send an update when that happens.

1

Disclaimer: With regard to communications from KUL MOCKS on Republic to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Wany to buy some MOCKS?! Head over to our site